EXHIBIT 21
Verizon Communications Inc. and Subsidiaries
Principal Subsidiaries of Registrant at December 31, 2025

Name	State of Incorporation/Organization
Verizon Delaware LLC	Delaware

Verizon Maryland LLC	Delaware

Verizon New England Inc.	New York

Verizon New Jersey Inc.	New Jersey

Verizon New York Inc.	New York

Verizon Pennsylvania LLC	Delaware

Verizon Virginia LLC	Virginia

BAMS Communications LLC	Delaware

Bell Atlantic Mobile Systems LLC	Delaware

Cellco Partnership (d/b/a Verizon Wireless)	Delaware

GTE Wireless LLC	Delaware

MCI Communications Services LLC	Delaware

MCI International LLC	Delaware

Verizon Business Global LLC	Delaware

Verizon Business Network Services LLC	Delaware

Verizon International Inc.	Delaware

Verizon Online LLC	Delaware

Verizon Value, Inc	Delaware

Verizon Services Ireland Limited	Ireland

Verizon Americas LLC	Delaware